REVIEW AND RECOMMENDATIONS
                         CARTAN MINERAL CLAIM # 523485
                         WESTWOLD AREA, 82L/5W-NTS MAP
                            THOMPSON PLATEAU REGION
                            BRITISH COLUMBIA, CANADA





PREPARED BY:        JAMES W. MCLEOD, P. GEO.




FOR:                       CARTAN HOLDINGS INC.












DATED: DECEMBER 5, 2005

                           TABLE OF CONTENTS


                                                                   PagE

Contents                                                              2

Illustrations                                                         3

0.0     Summary                                                       4

1.0     Introduction and Terms of Reference                           4

2.0     Disclaimer                                                    5

3.0     Property Description and Location                             5

4.0    Accessibility, Climate, Local Resources,
         Infrastructure and Physiography                              5

5.0    History                                                        6

6.0    Geological Setting
6.1    Regional Geology                                               7
6.2    Local Geology                                                  8
6.3    Property Geology                                               8
6.4    Deposit Type                                                   8
6.5    Mineralization                                                 9

7.0    Exploration
7.1    Geophysics of the Cartan Property                              9
7.2    Geochemistry of the Cartan Property                           10

8.0    Drilling                                                      11





                                                                   Page

9.0   Sampling Method and Approach                                   11
9.1   Results                                                        11

10.0  Sample Preparation, Analyses and Security                      11

11.0  Data Verification                                              12

12.0  Adjacent Properties                                            12

13.0  Mineral Processing and Metallurgical Testing                   12

14.0  Mineral Resource and Mineral Reserve Estimates                 12

15.0  Other Relevant Data and Information                            13

16.0  Interpretation and Conclusions                                 13

17.0  Recommendations                                                13
17.1  Recommended Drilling                                           13

18.0  References                                                     14

19.0  Author's Qualifications and Certification                      14


                                 Illustrations
                                                                     Location

Figure 1.    Location Map  , Scale: as shown                       after page 4

Figure 2.    Claim Map, 1:50,000                                   after page 5

Figure 3.    Regional Geology Map, Scale 1:100,000                 after page 7

Figure 4.    Regional Aeromagnetic Map, Scale 1:100,000            after page 8

Figure 5.     Geochemistry 1987, Scale 1:20,000                    after page 9

0.0  Summary

The Cartan property consists of one located mineral claim comprising a total of 20 contiguous cells and an area of 1,017 acres. The property is situated on the eastside of the Salmon River valley 5 miles south of the Town of Westwold in the Thompson Plateau region of British Columbia, Canada. Cartan Holdings Inc., a Nevada, USA company is the beneficial owner of the mineral claim. The property is underlain by Tertiary aged volcanic and lesser sedimentary rock units assigned to the Kamloops Group.

The claim area covers a subtle northwest-southeast trending magnetic zone exhibiting variations that may be responding to underlying deformation due possibly to geological contacts and/or faulting. Much of the claim group is drift or overburden covered and offers exploration potential. The author feels that mineralizing fluids which may have impregnated this area and could have come from more deeply lying intrusive rock units that could be genetically linked to the Kamloops Group volcanic cover and their contemporaneous sediments. The claim is favorably situated and may require geophysical work to determine its potential. Such surveys could include magnetic, electromagnetic, self potential and induced polarization.

The object of our initial search is to assess areas that may require more detailed investigations to assist in determining their economic significance.


1.0   Introduction and Terms of Reference

This report, entitled "Review and Recommendations, Cartan Mineral Claim #523485, Westwold Area, 82L/5W-NTS Map, Thompson Plateau Region, British Columbia, Canada", includes the property and surrounding geology, history, past exploration and exploration potential. This report is being prepared at the request of the Board of Directors of Cartan Holdings Inc. The author of this report is a Qualified Person. He is a registered Professional Geoscientist, #18,712 and a member in good standing with The Association of Professional Engineers and Geoscientists of British Columbia. The author has visited and worked in the general area many times during the past 18 years. The Cartan mineral claim was acquired on behalf of the Company in the name of Mr. Darren Bell, a Director of the Company who holds the claim at the request of the beneficial owner, Cartan Holdings Inc.


2.0    Disclaimer

The author reviewed pertinent historical data and has personally visited the mineral claim area. This report is wholly the responsibility of the author who based his recommendations and conclusions on his personal experience in the mineral exploration business and upon sources of information that are identified.


3.0     Property Description and Location

The Cartan mineral claim consists of 20 mineral cells in one contiguous, 5N-4W group and is listed as follows:

Claim Name          Tenure No.          Cells        Expiration Date

Cartan              523485              20           December 5, 2006

The beneficial owner of the above listed mineral claim is Cartan Holdings Inc., Suite 256 - 4438 West 10th Avenue, Vancouver, British Columbia, V6R 4R8, Canada. The mineral claim is held by Mr. Darren Bell, a Director of Cartan Holdings Inc., at the request of the Company.

The Cartan property is a mineral claim of 20 contiguous cells (see Figure 2) comprising a total of 1,017 acres and may be located on the NTS map sheet, 82L/5W. At the center of the property the latitude is 50* 26' N and the longitude is 119* 45' W. The claim is located on the eastside of the Salmon River and is accessed by 5 miles of good all weather, gravel road south of the Town of Westwold.


4.0   Accessibility, Climate, Local Resources,
      Infrastructure and Physiography

The property is accessible by traveling northwest from the City of Vernon, British Columbia for 45 miles on highway 97 to the Town of Westwold. An all weather, gravel road is then taken for 5 miles to the south along the eastside of the Salmon River to the mineral claim (see Figure 2).

The Cartan property lies within the Interior Dry Belt biotic zone and experiences about 15" of precipitation annually of which about 25% may occur as a snow equivalent. The summers can experience hot weather while the winters are generally mild and last from December through March.

Much of the Thompson Plateau area hosts patchy conifer cover of Ponderosa pine and Douglas fir mingled with open range and deciduous groves of aspen and poplar. The general area supports an active logging industry. Mining holds an historical and contemporary place in the development and economic well being of the area.

The City of Vernon, British Columbia which lies 50 miles by road southeast of the mineral claim offers most, if not all of the necessary infrastructure required to base and carry-out an exploration program (accommodations, communications, equipment and supplies).

The property is located in the Thompson Plateau region just 5 miles south of the Town of Westwold which is approximately midway between the cities of Kamloops, B.C. and Vernon, B.C. The claim area ranges in elevation from 3000-5000 feet, mean sea level. The physiographic setting of the property can be described as rounded, mountainous plateau terrain that has been surficially altered both by the erosional and depositional (drift cover) effects of glaciation. Thickness of drift cover in the claim area may vary considerably.


5.0    History

The recorded mining history of the general area to the west of Okanagan Lake dates from the turn of the century at which time the area was explored for placer gold. Some minor placer gold production was attained during the period 1889-1895. Creeks in the area that produced minor amounts of placer gold are Bouleau, Equisis, Naswhito and Whiteman.

Lode gold was first mentioned in the historical record for the general area about the turn of the century, without more than prospecting interest until the 1930's. Two local discoveries to the south of the claim area, the White Elephant (Yellow Rose) and the Zion received some basic trenching and in the case of the White Elephant a small mill was constructed on site and some shipments of concentrates were made to the smelter.

During the 1960's major mining companies undertook regional silt sampling programs in search of the porphyry copper-molybdenum deposits which lead to the discovery of several molybdenite-bearing siliceous stockwork prospects. The most notable being the Wood and the Whit prospects. The Wood prospect lies 2 miles south of the Cartan property.

During the mid-1980's, Huntington Resources Ltd. optioned and worked on the Brett precious metal occurrence found on the northside of Whiteman Creek, that is situated approximately 15 airmiles southeast of the Cartan property. The exploration involved geological mapping, drilling and carrying out an underground exploration drifting program to test the gold-bearing vein system that occurs on the property. The drift was apparently stopped short of the projected target area. In 2004 a junior mineral exploration company undertook a surface diamond core drilling program that reportedly intersected the vein below the exploration drift level.


6.0    Geological Setting


6.1    Regional Geology

The Cartan mineral claim is situated in the Intermontane Belt of south-central British Columbia (see Figure 3). The oldest rocks observed in the general area are those of the Precambrian (Proterozoic) age that occur as a northerly trending belt of metasediments named the Shuswap Terrane. Flanking these units are younger rocks of lower Paleozoic (Cambrian-Permian) age termed the Thompson Asssemblage. These units are composed of basaltic to andesitic volcanic flows and their associated sediments.

The next youngest units observed are the Mesozoic (Jurassic-Cretaceous) age igneous rocks named the Valhalla Intrusives. These units vary from granite to granodiorite in composition and are felt to have occurred due to extensional tectonics caused by north-northwest trending block faults.

The next youngest rock unit observed is the syenite stock or plug occurring on Whiteman Creek (see Figure 3) that has been suggested to be a sub-volcanic equivalent of the youngest exposed rocks in the area, the Tertiary aged Kamloops Group volcanic rocks. These volcanic flows are generally of basaltic composition, but are seen to range through andesites, dacites and rhyolites near volcanic centers and have been assigned to the Kamloops Group. The basalt flows are seen to form a thick horizontal sheet over the underlying (older) erosional surface and their overlying, contemporaneous terrestrial sediments.


6.2    Local Geology

The local geology about the Cartan mineral claim area is described as being underlain by Cambrian-Permian aged volcanic, sediments and metasediments of the Thompson Assemblage being comprised of basaltic and andesitic lavas, greenstone, tuff, quartzite, limestone and argillite. Also Jurassic-Cretaceous aged Valhalla Intrusives as granitic igneous rocks, Tertiary aged Coryell syenitic intrusive rocks and the youngest units in the area as Tertiary aged volcanic flow capping units with interbedded sediments of the Tertiary aged Kamloops Group.


6.3    Property Geology

The geology of the Cartan property area may be described as being underlain by the youngest rock units observed in the regional and local area as Kamloops Group units of Tertiary (Oligocene or Miocene) age. These units occur as interlayered volcanic flows and sediments assigned to the Kamloops Group. These rock units may be composed of basaltic lavas and flow breccias, minor rhyolite lava and breccia, local sandstone, shale, conglomerate and some minor coal.

Some or all of these units may be found to host economic mineralization. The property exploration setting offers good possibilities and all overburden areas should be checked if a field program is undertaken.


6.4    Deposit Type

The deposit types that historically predominate in the general area are as quartz zones in intrusive hosts. Other types of mineral occurrences could be found as zones in the limestone, tuffaceous volcanics and cataclastic contact and/or fault zones in the volcano-sedimentary assemblages and igneous rock units. One could be seeking intrusives that are responsible for these mineralizing fluids. Therefore the target could be a porphyry-type base metal (copper-molybdenum) occurrence or peripheral base and/or precious metal occurrences. Diligence should be shown in carefully checking the drift covered areas of the claim. Geophysical techniques may be most effective in the covered areas.


6.5    Mineralization

The writer has observed in places within the general area pyrite-pyrrhotite-chalcopyrite mineralization as mesothermal replacements or vein-type of occurrences. These occurrences were found in volcanic flow hosts, but could occur in medium grain-sized intrusive rock units within steeply dipping to vertical fissure/fault zones with some dissemination in the adjacent wallrock. Alteration accompanying the pyritization was observed as epidote-chlorite-calcite or a propylitic assemblage. The fault/fracture zones could be 10's to 100's of feet in length and often trending northerly. The gold quartz vein mineralization may be of an epithermal origin, lower temperature and possibly with a carbonate vein accessory and be peripheral to a higher temperature porphyry-stockwork (Cu-Mo) system.


7.0    Exploration


7.1    Geophysics of the Cartan Property

The aeromagnetic results shown in Figure 4 are from a survey conducted by Geoterrex Limited of Toronto, Ontario. The survey was conducted between September 1969 and October 1972 on behalf of the Department of Energy, Mines and Resources, Ottawa, Ontario. The survey was flown at 1,000 feet above ground level.

There is a moderate magnetic inflection across much of the central portion of the claim in a number of directions. The patterns of magnetic contour inflections and the gradient changes observed on the aeromagnetic map (see Figure 4) suggests a number of possible rock-type changes or possibly fault-contacts.


7.2    Geochemistry of the Cartan Property

To the best of the authors knowledge, the Cartan property proper has not undergone any detailed ground exploration work, but regional and local geochemical silt sampling statistical trends from previous surveys suggest the following parameters should be considered if a soil survey is undertaken.

Local-regional silts from a 255 silt sample survey conducted during 1986-87 gave the following values for the anomalous (95th percentile) and highly anomalous for the (99th percentile) metals content.

             Metal         Anomalous           Highly Anomalous
                           (ppb)  (ppm)        (ppb)        (ppm)
               Au             80                 350
               Ag                   0.6                        0.7
               Cr                    86                        125
               Ni                    83                        149
               Co                    19                         25
               Mn                  2170                       5170

The general mineral claim area as a whole is more anomalous than the entire Vernon map sheet (NTS 82L) as is indicated from the following data. The following values are taken from the Geological Survey of Canada National Geochemical Reconnaissance (GSC Open File No.410) survey of 3,480 silt samples on the Vernon map sheet are:

             Metal         Anomalous           Highly Anomalous
                                 (ppm)                 (ppm)
                Ag                  0.1                   0.5
                Ni                   40                    70
                Co                   15                    20

Note: Gold (Au) and Chromium (Cr) were not analysed in the NTS 82L National Geochemical Reconnaissance survey.


8.0    Drilling

No drilling appears to have taken place on the area covered by the Cartan mineral claim.


9.0    Sample Method and Approach

Standard sampling methods are utilized, for example a rock sample would be acquired from the rock exposure with a hammer. The sample will be roughly 2"x2"x2" of freshly broken material. The samples grid location correlated with global positioning system (GPS) location will be marked in the logbook after a sample number has been assigned. The sample number would be impressed on an aluminum tag and on a flagging that will be affixed at the sample site for future location.

Soil sample locations would be marked with the same care and would be taken from the "B" soil horizon where possible. The sample would be placed in Kraft bags, air dried prior to transportation to the laboratory for analyses.


9.1 Results

As exploration work could be conducted and assessed, a decision would be made as to its importance and priority. The next phase of work will be determined by the results from the preceding one. At this point, it is premature to determine a detailed exploration plan for the property.


10.0   Sample Preparation, Analyses and Security

Our rock exposure and/or silt or soil samples would be taken with known grid relationships that have been tied-in with a hand held global positioning system
(GPS).

The samples would be in the possession of the field supervisor of the exploration project.

The samples would undergo multi-element analyses by the induction coupled plasma
(ICP) method and the atomic absorption (AA) method for the detection of precious metals with back-up analyses and/or assaying for more detail. All analyses and assaying will be carried-out in a certified laboratory.


11.0   Data Verification

Previous exploration was conducted on this mineral claim area with the 1987-88 regional silt and follow-up soil sampling program (see Figure 5).

The writer is confident any information included in this report is accurate and can be utilized in planning further exploration work.


12.0   Adjacent Properties

The property lies 2 miles north of the Wood prospect and 15 airmiles north-northwest of the Brett gold property. As a result of this recent activity at the Brett property many mineral claims have been staked in the general area.


13.0   Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing analyses have been carried- out on the Cartan property.


14.0   Mineral Resource and Mineral Reserve Estimates

No mineralization has been encountered to date by the author and no calculation of any reliable mineral resource or mineral reserve estimate, that would in any way conform to currently accepted standards, could be undertaken at this time.


15.0   Other Relevant Data and Information

All relevant data and information concerning the Cartan property has been presented in this report.


16.0   Interpretation and Conclusions

The object of the recommendations made in this report are to facilitate in the possible discovery of a large, possibly low grade mineral deposit of base and/or precious metals or other minerals of economic consideration. The possible mineral discovery may have open pit and/or underground mining potential. If such a deposit exists, it may occur under the drift or overburden covered areas of the Cartan mineral claim. In the event that the Company can evolve into a position to carry out an exploration program on the property it should conduct a program that conforms to the following recommendations.


17.0   Recommendations

The author believes that the mineralization encountered to date in the general area are possibly indicative of a larger mineral system. The glacial drift covered parts of the property offer good exploration areas because of their proximity to known mineralization on other properties and some gold-bearing silt sample results near the Cartan mineral claim. Also, remote sensing as aeromagnetic results may indicate possible exploration areas of interest within the Cartan mineral claim.

Reconnaissance geological surveys of the claim area should be undertaken if and when the Company is in a position to do so.


17.1   Recommended Drilling

No recommendations for drilling can be made for the Cartan property at this time.


18.0  References

       British Columbia Department of Mines, Annual Report 1933.

       Geological Survey of Canada, Open File 410.

       Geological Survey of Canada, Open File 637.

       Ikona, C.K. and Yeager, D. (1987), Report on the Expo Mineral Claims for Pacific Northwest Resources Ltd.

       Jones, A.G. (1959): Vernon Map Area, Geological Survey of Canada, Memoir 296.

       Mcleod, J.W. (1987), Report on the Expo Mineral Claims for Pacific Northwest Resources Ltd.

       McLeod, J.W. (1988), Report on the Expo 1 Mineral Claim for Pacific Northwest Resources Ltd.

       McLeod, J.W. (1988), Report on the Expo 2 Mineral Claim for Pacific Northwest Resources Ltd.

       McLeod, J.W. (1988), Report on the Expo 7&8 Mineral Claims for Pacific Northwest resources Ltd.


19.0   Author's Qualifications and Certification

I, James W. McLeod, P. Geo do hereby certify as follows:

     1.0 I am currently self-employed as a Consulting Geologist with an office located at 5382 Aspen Way, Delta, British Columbia, V4K 3S3, Canada.

     2.0 I am a graduate of the University of British Columbia (1969), B.Sc (Major Geology).

     3.0 I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, with membership number 18712 and a Fellow of the Geological Association of Canada.

     4.0 I have worked as a geologist for a total of 36 years since graduation.

     5.0 I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") in Canada and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past, relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

     6.0 I am responsible for the preparation of sections 1 to 19 of the technical report titled "Review and Recommendations, Cartan Mineral Claim #523485, Westwold Area, 82L/5W-NTS Map, Thompson Plateau Region, British Columbia, Canada." And dated December 10, 2005 (the Technical Report") relating to the Cartan mineral property.

     7.0 I have had prior involvement in the general area and specifically the Expo mineral claims on and about the Cartan mineral claim in 1987-88.

     8.0 I am not aware of any material facts or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose would make the Technical Report misleading.

     9.0 I am independent of the issuer and have no interest in the Cartan mineral claim.

    10.0 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument.

    11.0 I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.



Dated at Delta, British Columbia this 5th Day of December, 2005.



					/s/ James W. McLeod
					------------------------
                                        James W. McLeod, P. Geo.
                                        Qualified Person



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